FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

April 30, 2013

Commission File Number 001-31335

AU Optronics Corp.
(Translation of registrant’s name into English)

No. 1 Li-Hsin Road 2
Hsinchu Science Park
Hsinchu, Taiwan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ....... No ...X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

INDEX TO EXHIBITS

Item

1.	Press release entitled, “AU Optronics Corp. Reports 1Q2013 Financial Results” dated April 30” dated April 30, 2013.

2.	Investor Conference Materials entitled, “AU Optronics Corp. First Quarter 2013 Results”, dated April 30, 2013.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AU Optronics Corp.
Date: April 30, 2013	By:	/s/ Andy Yang
		Name:	Andy Yang
		Title:	Chief Financial Officer

Item 1

News Release

AU Optronics Corp. Reports 1Q2013 Financial Results

Issued by: AU Optronics Corp.
Issued on: April 30, 2013

Hsinchu, Taiwan, April 30, 2013 –

AU Optronics Corp. ("AUO" or the "Company") (TAIEX: 2409; NYSE: AUO) today held its investors conference and announced its unaudited earnings results for the first quarter of 2013(1).

Consolidated revenue in the first quarter of 2013 was NT$94,244 million (US$3,161 million) (2), down 5.2% from the previous quarter. Gross profit was NT$4,548 million (US$153 million), with the gross margin of 4.8%. Operating loss was NT$1,361 million (US$46 million), with the operating margin of -1.4%. AUO’s net loss for the first quarter of 2013 was NT$3,320 million (US$111 million). Net loss attributable to owners of Company was NT$3,173 million (US$106 million), or a basic EPS of -NT$0. 36 (-US$0.12 per ADR).

1Q2013 Result Highlights

AUO’s unaudited consolidated results for the first quarter of 2013 were highlighted as below:

•	Revenue was NT$94,244 million, down 5.2% quarter-over-quarter
•	Net loss was NT$3,320 million
•	Basic EPS was -NT$0. 36
•	Gross margin was 4.8%
•	Operating margin was -1.4%
•	EBITDA (3) margin was 16.3%

In the first quarter of 2013, shipments for AUO's large-sized panel shipments reached around 27.0 million units, down by 13% quarter-over-quarter. Shipments for small and medium-sized panels were around 30.7 million units, down 18.5% quarter-over-quarter.

Looking back to the first quarter, AUO’s display segment dispelled the gloom and turned profitable at the operating level despite the traditional slow season. On the back of product mix improvement and yield enhancement, for the display segment, the company reported positive operating margin with EBITDA margin increased to 17.5%. AUO not only had critical breakthroughs on the yield of tablet panels and also had at least doubled its tablet panel shipments sequentially. Also, the Company’s UHD 4K TV panels have been well recognized by the leading international brands and mass production has smoothly commenced in the first quarter. On the other hand, for the solar segment, the market and product differentiation that gradually evolved has helped to boost the demand and price of the high-efficiency products. In addition, with the Company’s constant efforts to work down the operating expenses, its loss for the solar segment has further improved.

Looking forward to the second quarter, the Company’s operation is expected to further grow supported by several positive factors. For the TV panel market, AUO plans to ride the trends of large-screen TV to increase the average panel size of the Company and to continuously strengthen its competitive edge on the high-resolution products. In addition, for the small and medium-sized panels and touch applications, the Company’s customer portfolio is becoming more solid and diversified. With more customers’ new models expected to roll out this quarter, the Company’s capacity utilization rates has chances to trend up sequentially. Driven together by smartphone, tablet, and touch panels, it is hoped to further contribute to AUO’s growth momentum and earnings performance.

(1) All financial information was unaudited and was prepared by the Company in accordance with generally accepted accounting principles on Taiwan IFRS.
(2) Amounts converted by an exchange rate of NTD29.81:USD1 based on Federal Reserve Bank of New York, USA as of March 31, 2013.
(3) EBITDA=Operating Income +D&A, that is, operating income before depreciation and amortization.

#                      #                      #

ABOUT AU OPTRONICS
AU Optronics Corp. (AUO) is one of the world’s leading providers of optoelectronic solutions. AUO offers a full range of panel sizes and comprehensive applications ranging from 1.5 inches to 65 inches. Based on its profound R&D and manufacturing experience, AUO continues to develop advanced display technologies of the next generation. AUO extended its market to the green energy industry in 2008. By building a vertically integrated high-efficiency solar value chain, AUO provides its customers with high-efficiency solar solutions. AUO currently has global operations in Taiwan, Mainland China, the U.S., Japan, South Korea, Singapore, the Netherlands, Czech and Slovakia. Additionally, AUO is the first pure TFT-LCD manufacturer to be successfully listed at the New York Stock Exchange (NYSE). AUO has also been named to Dow Jones Sustainability World Index for three consecutive years from 2010 to 2012. AUO generated NT$378.5 billion (US$ 13.03 billion) in sales revenue in 2012. For more information, please visit AUO.com.

* 2012 year end revenue converted at an exchange rate of NTD29.05 : USD 1.

Safe Harbour Notice
AU Optronics Corp. (“AUO” or the “Company”) (TAIEX: 2409; NYSE: AUO), a global leader of TFT-LCD panels, today announced the above news. Except for statements in respect of historical matters, the statements contained in this Release are “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. These forward-looking statements were based on our management's expectations, projections and beliefs at the time regarding matters including, among other things, future revenues and costs, financial performance, technology changes, capacity, utilization rates, yields, process and geographical diversification, future expansion plans and business strategy. Such forward looking statements are subject to a number of known and unknown risks and uncertainties that can cause actual results to differ materially from those expressed or implied by such statements, including risks related to the flat panel display industry, the TFT-LCD market, acceptance of and demand for our products, technological and development risks, competitive factors, and other risks described in the section entitled "Risk Factors" in our Form 20-F filed with the United States Securities and Exchange Commission on March 15th, 2013.

For more information, please contact:
Freda Lee	Yawen Hsiao
Corporate Communications Division	Corporate Communications Division
AU Optronics Corp.	AU Optronics Corp.
Tel: +886-3-5008800 ext 3206	+886-3-5008800 ext 3211
Fax: +886-3-5772730	+886-3-5772730
Email: freda.lee@auo.com	yawen.hsiao@auo.com

2

Item 2

AU Optronics Corp.
First Quarter 2013 Results Investor Conference

[GRAPHIC OMITTED]

Apr 30, 2013

Safe Harbor Notice

[]   The statements included in this presentation that are not historical in nature are "forward-looking statements" within the meaning of Section 27A of the United States Securities Act of 1933 and Section 21E of the United
     States Securities Exchange Act of 1934. These forward-looking statements, which may include statements regarding AU Optronics' future results of operations, financial condition or business prospects, are subject to significant risks and uncertainties and are based on AU Optronics' current expectations.

[]   Actual results may differ materially from those expressed or implied in these forward-looking statements for a variety of reasons, including, among other things: the cyclical nature of our industry; our dependence on introducing new products on a timely basis; our dependence on growth in the demand for our products; our ability to compete effectively; our ability to successfully expand our capacity; our dependence on key personnel; general economic and political conditions, including those related to the TFT-LCD industry; possible disruptions in commercial activities caused by natural and human-induced disasters, including terrorist activity and armed conflict; and fluctuations in foreign currency exchange rates.

[]   Beginning on January 1, 2013, we have adopted the International Financial
     Reporting Standards as issued by the International Accounting Standards
     Board ("IFRS") to the extent endorsed by the ROC Financial Supervisory
     Commission ("FSC") ("Taiwan IFRS") for reporting our annual and interim consolidated financial statements in the ROC in accordance with the requirements of the FSC. All financial information contained herewithin is presented in conformity with Taiwan IFRS. Readers should be cautioned that
     Taiwan IFRS differs in many material respects from accounting principles generally accepted in the Republic of China ("ROC GAAP"), the United States
     of America ("US GAAP"), and IFRS including to the extent that any new or amended standards or interpretations applicable under IFRS may not be timely endorsed by the FSC. We have historically presented our consolidated financial statements in accordance with ROC GAAP, including our consolidated financial statements for the year ended December 31, 2012.
     Consequently, the selected comparison financial information to be included in our quarterly earning releases in 2013 may differ materially from those released historically.

[]   Our release of financial forecasts and forward-looking statements at any particular time does not create any duty of disclosure beyond that which is imposed by law, and we expressly disclaim any obligation to publicly update or revise any forecasts or forward-looking statements, whether as a result of new information, future events or otherwise.

[]   Additional information as to these and other factors that may cause actual results to differ materially from AU Optronics' forward-looking statements or some of the major differences between ROC GAAP and US GAAP, IFRS or
     Taiwan IFRS can be found in AU Optronics' Annual Report on Form 20-F with respect to the year ended December, 2012 filed with the United States
     Securities and Exchange Commission.

Statement of Comprehensive Income

Selected Items form Statement of Comprehensive Income

Amount : NT$ Million
                             --------- ------- --------- ------- --------
                                 1Q'13             4Q'12         QoQ %
                             --------- ------- --------- ------- --------
Net Sales                    94,244    100.0%  99,400     100.0%   (5.2%)
Cost of Goods Sold           (89,696)  (95.2%)  (97,769) (98.4%)   (8.3%)
                             ========= ======= ========= ======= ========
Gross Profit (Loss)           4,548     4.8%    1,631      1.6%   178.8%
Operating Expenses            (5,910)  (6.3%)   (6,577)   (6.6%)  (10.1%)
                             ========= ======= ========= ======= ========
Operating Loss               (1,361)   (1.4%)   (4,945)  (5.0%)   (72.5%)
Net Non-operating Expenses    (1,844)  (2.0%)   (7,967)   (8.0%)  (76.9%)
                             ========= ======= ========= ======= ========
Loss before Tax              (3,205)   (3.4%)  (12,912)  (13.0%)  (75.2%)
                             ========= ======= ========= ======= ========
Net Loss                     (3,320)   (3.5%)  (12,954)  (13.0%)  (74.4%)
                             ========= ======= ========= ======= ========
Attributable to:
 Owners of Company            (3,173)  (3.4%)   (12,258) (12.3%)  (74.1%)
 Non-controlling Interests     (146)   (0.2%)     (697)   (0.7%)  (79.0%)
                             ========= ======= ========= ======= ========
Net Loss                     (3,320)   (3.5%)  (12,954)  (13.0%)  (74.4%)
                             ========= ======= ========= ======= ========
Basic EPS (NT$)(a)             (0.36)            (1.39)            (74.1%)
Operating Income + DandA      15,358    16.3%   12,325     12.4%    24.6%
Display Segment Information:
Net Sales                     90,872   100.0%    97,185   100.0%   (6.5%)
Operating Income (Loss)         184      0.2%   (3,276)   (3.4%)      []
Operating Income + DandA      15,927    17.5%    12,822   13.2%     24.2%
Unit Shipments (mn)(b)
 Large Size Panels              27.0               31.0            (13.0%)
 Small and Medium Size Panels   30.7               37.6            (18.5%)

--------- --------
    1Q'12
--------- --------
81,102     100.0%
 (88,471) (109.1%)
========= ========
 (7,370)  (9.1%)
 (6,320)   (7.8%)
========= ========
(13,690)  (16.9%)
   (340)   (0.4%)
========= ========
(14,030)  (17.3%)
========= ========
(13,782)  (17.0%)
========= ========

 (13,590) (16.8%)
   (191)   (0.2%)
========= ========
(13,782)  (17.0%)
========= ========
  (1.54)
  6,266      7.7%

  78,461   100.0%
 (12,028) (15.3%)
   6,823    8.7%

    27.3
    36.7
--  Unaudited, prepared by AUO based on Taiwan IFRS

(a)  Basic EPS was calculated based on the total weighted average outstanding shares of each quarter (8,827m shares in 1Q'13, in 4Q'12 and in 1Q'12) by retroactively adjusting to stock dividend and stock bonus

(b)  Large size refers to panels that are 10 inches and above 3 AUO Proprietary and Confidential

[GRAPHIC OMITTED]

Consolidated Balance Sheet Highlights

Amount : NT$ Million

	1Q'13	4Q'12	QoQ %	1Q'12
Cash & ST Investment[a]	64,976	76,656	*(15.2%)*	84,335
Inventory	47,099	42,586	*10.6%*	54,185
Short Term Debt[b]	54,603	54,111	*0.9%*	54,799
Long Term Debt	161,865	169,016	*(4.2%)*	196,375
Equity	159,981	161,517	*(1.0%)*	205,626
Total Assets	524,198	542,416	*(3.4%)*	606,775
Inventory Turnover (Days)[c]	**46**	**42**		**53**
Net Debt to Equity[d]	**94.7%**	**90.7%**		**81.1%**

– Unaudited, prepared by AUO based on Taiwan IFRS

(a) Excluding time deposit with maturity longer than 3 months (NT$ 2,184m in 1Q'13 ,NT$770m in 4Q'12, and NT$2,233m in 1Q'12)
(b) Short term debt refers to all interest bearing debt maturing within one year
(c) Calculated by dividing the average inventory into the annualized cost of goods sold during such period, then multiplying by 365 days
(d) Calculated by adding S-T debt and L-T debt, subtracting cash and S-T investment, then dividing total equity

5

Consolidated Cash Flow Highlights

Amount : NT$ Million

	1Q'13	4Q'12	QoQ
From Operating Activities	**1,863**	**23,583**	**(21,720)**
Loss before Tax	(3,205)	(12,912)	9,707
Depreciation & Amortization	16,719	17,271	(551)
Net Change in Working Capital	(11,799)	16,386	(28,184)
From Investing Activities	**(7,235)**	**(7,168)**	**(67)**
Capital Expenditure	(7,463)	(7,530)	67
From Financing Activities	**(6,608)**	**(16,716)**	**10,108**
Net Change in Debt	(6,697)	(13,607)	6,910
Net Change in Cash[a]	**(11,680)**	**(180)**	**(11,500)**

– Unaudited, prepared by AUO based on Taiwan IFRS

(a) In addition to cash generated from operating, investing and financing activities, net change in cash also included effect on currency exchange of foreign subsidiaries

6

Consolidated Revenues by Application

[GRAPHIC OMITTED]

--   Unaudited, prepared by AUO based on Taiwan IFRS

--   CP: Consumer products

--   Mobile PC : Include Notebook/Tablet

Sales Breakdown by Size

[GRAPHIC OMITTED]

--   Unaudited, prepared by AUO based on Taiwan IFRS

Consolidated Shipments and ASP by Area

[GRAPHIC OMITTED]

--   Unaudited, prepared by AUO based on Taiwan IFRS

--   ASP per square meter in US$ was translated from NT$ based on average exchange rates announced by Directorate General of Customs, ROC Ministry of
     Finance of each respective quarter

Consolidated Small and Medium Panel Shipments by Area and Revenues

[GRAPHIC OMITTED]

--   Unaudited, prepared by AUO based on Taiwan IFRS

--   Small and Medium size refers to panels that are under 10 inches

Quarterly Capacity by Area

[GRAPHIC OMITTED]

Appendix

Statement of Comprehensive Income on Taiwan IFRS

Selected Items form Statement of Comprehensive Income

Amount : NT$ Million

	Q1'12	Q2'12	Q3'12	Q4'12	2012	Q1'13
Net Sales	81,102	95,189	102,781	99,400	378,471	94,244
Cost of Goods Sold	88,471	99,301	106,053	97,769	391,594	89,696
Gross Profit (Loss)	(7,370)	(4,113)	(3,272)	1,631	(13,123)	4,548
Operating Loss	(13,690)	(10,620)	(9,353)	(4,945)	(38,608)	(1,361)
EBITDA	6,266	8,748	9,329	12,325	36,668	15,358
Income before tax	(14,030)	(12,092)	(16,408)	(12,912)	(55,443)	(3,205)
Net Loss	(13,782)	(12,700)	(16,603)	(12,954)	(56,039)	(3,320)
Basic EPS (NT$)	(1.54)	(1.42)	(1.86)	(1.39)	(6.20)	(0.36)
Gross Margin	-9.1%	-4.3%	-3.2%	1.6%	-3.5%	4.8%
Operating Margin	-16.9%	-11.2%	-9.1%	-5.0%	-10.2%	-1.4%
EBITDA Margin	7.7%	9.2%	9.1%	12.4%	9.7%	16.3%

– Unaudited, prepared by AUO based on Taiwan IFRS

13

Major Differences between Taiwan IFRS and ROC GAAP

Amount : NT$ Million

	Taiwan IFRS 2012	ROC GAAP 2012	Difference	%
Items on Statement of Comprehensive Income				
Net Sales	378,471	378,471	-	0%
Gross Loss	(13,123)	(8,675)	(4,448)	51%
Operating Loss	(38,608)	(37,865)	(744)	2%
Net Loss	(56,039)	(55,907)	(132)	0%
Items on Balance Sheets				
Current Assets	174,072	175,736	(1,664)	-1%
PP&E	315,518	313,993	1,525	0%
Other Non-current Assets	52,826	50,074	2,752	5%
Total Assets	542,416	539,803	2,614	0%
Current Liabilities	192,222	191,594	627	0%
Non-current Liabilities	188,678	184,973	3,705	2%
Total Liabilities	380,900	376,567	4,333	1%
Equity	161,517	163,235	(1,719)	-1%

– Unaudited, prepared by AUO based on Taiwan IFRS

14

[GRAPHIC OMITTED]

AU OPTRONICS CORP.
CONSOLIDATED BALANCE SHEET
March 31, 2013 and 2012
(Expressed in Millions of New Taiwan Dollars (NTD) and US Dollars (USD) )

	March 31, 2013			March 31, 2012		YoY
ASSETS	USD	NTD	%	NTD	%	Change	%
Cash and Cash Equivalents	2,180	64,976	12.4	84,335	13.9	(19,359)	(23.0)
Notes & Accounts Receivables	1,306	38,944	7.4	50,520	8.3	(11,576)	(22.9)
Other Current Financial Assets	187	5,587	1.1	4,041	0.7	1,546	38.3
Inventories	1,580	47,099	9.0	54,185	8.9	(7,087)	(13.1)
Other Current Assets	313	9,331	1.8	9,741	1.6	(410)	(4.2)
Total Current Assets	5,566	165,936	31.7	202,822	33.4	(36,885)	(18.2)
Long-term Investments	539	16,056	3.1	17,431	2.9	(1,375)	(7.9)
Net Fixed Assets	10,221	304,696	58.1	349,213	57.6	(44,516)	(12.7)
Other Assets	1,258	37,510	7.2	37,309	6.1	201	0.5
Total Assets	17,585	524,198	100.0	606,775	100.0	(82,576)	(13.6)
LIABILITIES
Short-term Borrowings	199	5,936	1.1	6,885	1.1	(949)	(13.8)
Accounts Payable	2,809	83,738	16.0	77,883	12.8	5,855	7.5
Current Installments of Long-term Borrowings	1,633	48,667	9.3	47,914	7.9	754	1.6
Current Financial Liabilities	11	317	0.1	258	0.0	59	22.7
Accrued Expense & Other Current Liabilities	1,093	32,590	6.2	41,892	6.9	(9,302)	(22.2)
Machinery and Equipment Payable	403	12,018	2.3	17,510	2.9	(5,492)	(31.4)
Total Current Liabilities	6,148	183,266	35.0	192,341	31.7	(9,075)	(4.7)
Long-term Borrowings	4,679	139,493	26.6	174,934	28.8	(35,441)	(20.3)
Bonds Payable	750	22,371	4.3	21,441	3.5	931	4.3
Non Current Financial Liabilities	1	44	0.0	261	0.0	(217)	(83.3)
Other Long-term Liabilities	639	19,043	3.6	12,171	2.0	6,872	56.5
Total Long-term Liabilities	6,070	180,952	34.5	208,807	34.4	(27,855)	(13.3)
Total Liabilities	12,218	364,217	69.5	401,148	66.1	(36,931)	(9.2)
EQUITY
Common Stock	2,961	88,270	16.8	88,270	14.5	0	0.0
Capital Surplus	3,785	112,821	21.5	114,988	19.0	(2,166)	(1.9)
Retained Earnings	(1,941)	(57,865)	(11.0)	(15,159)	(2.5)	(42,706)	281.7
Other Equity	86	2,553	0.5	1,262	0.2	1,291	102.3
Non-Controlling Interests	476	14,201	2.7	16,265	2.7	(2,064)	(12.7)
Total Equity	5,367	159,981	30.5	205,626	33.9	(45,645)	(22.2)
Total Liabilities & Equity	17,585	524,198	100.0	606,775	100.0	(82,576)	(13.6)

Note:	(1) Unaudited, prepared by AUO based on Taiwan IFRS
(2)	Amounts in New Taiwan dollars were translated into US dollars at the exchange rate of NTD 29.81 per USD as of March 31, 2013
(3)	Cash and Cash Equivalents excluding time deposit with maturity longer than 3 months

AU OPTRONICS CORP.
CONSOLIDATED COMPREHENSIVE INCOME STATEMENT
For the Three Months Ended March 31, 2013 and 2012 and December 31, 2012
(Expressed in Millions of New Taiwan Dollars (NTD) and US Dollars (USD) except for per share amounts and shares outstanding)

	Year over Year Comparison					Sequential Comparison
	1Q 2013	% of	1Q 2012	YoY	1Q 2013	% of	4Q 2012	QoQ
	USD	NTD	Sales	NTD	Chg %	USD	NTD	Sales	NTD	Chg %
Net Sales	3,161	94,244	100.0	81,102	16.2	3,161	94,244	100.0	99,400	(5.2)
Cost of Goods Sold	3,009	89,696	95.2	88,471	1.4	3,009	89,696	95.2	97,769	(8.3)
Gross Profit (Loss)	153	4,548	4.8	(7,370)	－	153	4,548	4.8	1,631	178.8
Operating Expenses	198	5,910	6.3	6,320	(6.5)	198	5,910	6.3	6,577	(10.1)
Operating Loss	(46)	(1,361)	(1.4)	(13,690)	(90.1)	(46)	(1,361)	(1.4)	(4,945)	(72.5)
Net Non-Operating Expense	(62)	(1,844)	(2.0)	(340)	441.9	(62)	(1,844)	(2.0)	(7,967)	(76.9)
Loss before Income Tax	(108)	(3,205)	(3.4)	(14,030)	(77.2)	(108)	(3,205)	(3.4)	(12,912)	(75.2)
Income Tax Benefit (Expense)	(4)	(114)	(0.1)	249	－	(4)	(114)	(0.1)	(42)	170.8
Net Loss	(111)	(3,320)	(3.5)	(13,782)	(75.9)	(111)	(3,320)	(3.5)	(12,954)	(74.4)
Other Comprehensive Income(Loss)	49	1,457	1.5	(1,101)	－	49	1,457	1.5	(8)	－
Total Comprehensive Loss	(62)	(1,862)	(2.0)	(14,882)	(87.5)	(62)	(1,862)	(2.0)	(12,962)	(85.6)
Net Loss Attributable to:
Owners of Company	(106)	(3,173)	(3.4)	(13,590)	(76.6)	(106)	(3,173)	(3.4)	(12,258)	(74.1)
Non-controlling Interests	(5)	(146)	(0.2)	(191)	(23.7)	(5)	(146)	(0.2)	(697)	(79.0)
Net Loss	(111)	(3,320)	(3.5)	(13,782)	(75.9)	(111)	(3,320)	(3.5)	(12,954)	(74.4)
Total Comprehensive Loss Attributable to:
Owners of Company	(66)	(1,959)	(2.1)	(14,551)	(86.5)	(66)	(1,959)	(2.1)	(12,308)	(84.1)
Non-controlling Interests	3	97	0.1	(331)	－	3	97	0.1	(655)	－
Total Comprehensive Loss	(62)	(1,862)	(2.0)	(14,882)	(87.5)	(62)	(1,862)	(2.0)	(12,962)	(85.6)
Basic Earnings Per Share	(0.01)	(0.36)		(1.54)		(0.01)	(0.36)		(1.39)
Basic Earnings Per ADR(3)	(0.12)	(3.60)		(15.40)		(0.12)	(3.60)		(13.89)
Weighted-Average Shares Outstanding ('M)		8,827		8,827			8,827		8,827

Note:	(1) Unaudited, prepared by AUO based on Taiwan IFRS
(2)	Amounts in New Taiwan dollars were translated into US dollars at the exchange rate of NTD 29.81 per USD as of March 31, 2013
(3)	1 ADR equals 10 common shares

AU OPTRONICS CORP.
CONSOLIDATED STATEMENT OF CASH FLOW
For the Period Ended March 31, 2013 and 2012
(Expressed in Millions of New Taiwan Dollars (NTD) and US Dollars (USD))

	1Q 2013		1Q 2012
	USD	NTD	NTD
Cash Flow from Operating Activities:
Loss before Income Taxes	(108)	(3,205)	(14,030)
Depreciation & Amortization	561	16,719	19,956
Investment Loss under Equity Method	(3)	(76)	(45)
Changes in Working Capital	(396)	(11,799)	(17,519)
Changes in Others	7	223	(1,716)
Net Cash Provided(Used) by Operating Activities	62	1,863	(13,354)
Cash Flow from Investing Activities:
Proceeds from Disposal of AFS Investments	0	0	291
Acquisition of Property, Plant and Equipment	(250)	(7,463)	(14,427)
Proceeds from Disposal of Property, Plant and Equipment	2	54	16
Acquisition of Equity-Accounted Investees and Financial assets carried at cost	(5)	(135)	(240)
Proceeds from Disposal of Equity-Accounted Investees and Financial assets carried at cost	5	162	34
Increase in Other Financial Assets	(0)	(13)	(348)
Increase in Intangible Assets	0	0	(35)
Decrease(Increase) in Other Assets	5	160	(146)
Net Cash Used in Investing Activities	(243)	(7,235)	(14,854)
Cash Flow from Financing Activities:
Decrease in Short-term Borrowings	(90)	(2,685)	(966)
Decrease in Guarantee Deposits	(5)	(154)	(23)
Increase(Decrease) in Long-term Borrowings and Bonds Payable	(135)	(4,013)	22,624
Issuance of Stocks to Non-Controlling Interests and Others	8	244	604
Net Cash Provided(Used) by Financing Activities	(222)	(6,608)	22,240
Effect of Exchange Rate Changes on Cash	10	301	250
Net Decrease in Cash and Cash Equivalents	(392)	(11,680)	(5,719)
Cash and Cash Equivalents at Beginning of Period	2,571	76,656	90,053
Cash and Cash Equivalents at End of Period	2,180	64,976	84,335

Note:	(1) Unaudited, prepared by AUO based on Taiwan IFRS
(2)	Amounts in New Taiwan dollars were translated into US dollars at the exchange rate of NTD 29.81 per USD as of March 31, 2013